Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of disclosure letters that PLDT Inc. (the “Company”) filed today with the Philippine Stock Exchange, Inc., the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the update on the securities class action lawsuit filed in the U.S. District Court for Central District of California against PLDT Inc. and certain of its current and former directors and officers.

.

March 8, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

We provide an update on the securities class action lawsuit filed in the U.S. District Court for Central District of California against PLDT Inc. (“PLDT” or the “Company”) and certain of its current and former directors and officers (“U.S. Class Action”).

On March 7, 2024, the Court presiding over the U.S. Class Action entered an order granting Plaintiff’s motion for preliminary approval of the settlement the Company entered on February 16, 2024 to resolve the action in its entirety. Among other things, the Court also approved Plaintiff’s proposed program to notify settlement class members of the settlement and set a hearing date of August 5, 2024 to address whether to grant final approval of the settlement. The Court’s preliminary approval order is the first step in the court approval process of the settlement. If finally approved by the Court at or after the August 5, 2024 hearing, the settlement will resolve the U.S. Class Action in its entirety as against all defendants.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of February 29, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 8, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We provide an update on the securities class action lawsuit filed in the U.S. District Court for Central District of California against PLDT Inc. (“PLDT” or the “Company”) and certain of its current and former directors and officers (“U.S. Class Action”).

On March 7, 2024, the Court presiding over the U.S. Class Action entered an order granting Plaintiff’s motion for preliminary approval of the settlement the Company entered on February 16, 2024 to resolve the action in its entirety. Among other things, the Court also approved Plaintiff’s proposed program to notify settlement class members of the settlement and set a hearing date of August 5, 2024 to address whether to grant final approval of the settlement. The Court’s preliminary approval order is the first step in the court approval process of the settlement. If finally approved by the Court at or after the August 5, 2024 hearing, the settlement will resolve the U.S. Class Action in its entirety as against all defendants.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 8, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : March 8, 2024